# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Repay Holdings Corp, CIK 0001720592
CUSIP: 76029L100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3060 PEACHTREE ROAD NW, SUITE 1100, ATLANTA, Georgia (GA), 30305
Date of event which requires filing of this statement: 04/09/2026
Filed by CIK 0001539281
Persons authorized to receive notices and communications: Robert MacArthur, c/o Forager Fund, L.P., 2025 3rd Avenue North, Suite 350, Birmingham, Alabama (AL), 35203, (205) 383-4763

## Reporting persons
- Forager Fund, L.P. (CIK 0001539281): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 11,106,548; shared voting power 0; sole dispositive power 11,106,548; shared dispositive power 0; aggregate amount beneficially owned 11,106,548 (12.9% of the class)
- Forager Capital Management, LLC (CIK 0001802986): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 11,106,648; shared voting power 0; sole dispositive power 11,106,648; shared dispositive power 0; aggregate amount beneficially owned 11,106,648 (12.9% of the class)
- Edward Kissel (CIK 0001877495): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,106,648; sole dispositive power 0; shared dispositive power 11,106,648; aggregate amount beneficially owned 11,106,648 (12.9% of the class)
- Robert MacArthur (CIK 0001877496): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,106,648; sole dispositive power 0; shared dispositive power 11,106,648; aggregate amount beneficially owned 11,106,648 (12.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Repay Holdings Corp
Address of issuer's principal executive offices: 3060 PEACHTREE ROAD NW, SUITE 1100, ATLANTA, Georgia (GA), 30305

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 85,880,982 shares of Common Stock issued and outstanding as of March 4, 2026, as reported in the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2025. All of the share numbers reported herein are as of April 13, 2026, unless otherwise indicated. Each Reporting Person's cover page to this Schedule 13D is incorporated by reference into this Item 5(a, b).

The Reporting Persons, in the aggregate, beneficially own 11,106,648 shares of Common Stock of the Issuer, representing approximately 12.9% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 11,106,548 shares of Common Stock representing approximately 12.9% of the class; (ii) the GP, as the sole general partner of the Fund, beneficially owns 11,106,648 shares of Common Stock representing approximately 12.9% of the class; (iii) Mr. Kissel, as a managing partner of the GP, beneficially owns 11,106,648 shares of Common Stock representing approximately 12.9% of the class; and (iv) Mr. MacArthur, as a managing partner of the GP, beneficially owns 11,106,648 shares of Common Stock representing approximately 12.9% of the class.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Fund and the GP has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Each of Mr. Kissel and Mr. MacArthur has the shared power to vote and dispose of the shares of Common Stock beneficially owned by such person (as described above).

The filing of this statement shall not be construed as an admission by any Reporting Person that such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.
Transactions in the class effected during the past sixty days:
Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in the Common Stock since April 3, 2026 (the date of the filing of Amendment No. 1 to the Schedule 13D):

Fund:

Date of Shares Purchase Price
Purchase Purchased per Share ($)
(#)
04/07/26 350,000 $2.42
04/08/26 484,720 $2.57
04/09/26 78,991 $2.68

The above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.

## Signatures
- Forager Fund, L.P.: /s/ Robert MacArthur, Managing Partner (04/13/2026)
- Forager Capital Management, LLC: /s/ Robert MacArthur, Managing Partner (04/13/2026)
- Edward Kissel: /s/ Edward Kissel, Managing Partner (04/13/2026)
- Robert MacArthur: /s/ Robert MacArthur, Managing Partner (04/13/2026)